INVICTUS MD STRATEGIES CORP.
15047 Marine Drive
White Rock, British Columbia, V4B 1C5
Email: d.kriznic@invicutus-md.com

BINDING SHARE PURCHASE OPTION AGREEMENT

July 17, 2018

[redacted] [Redacted: Company name and address]

Dear [redacted] [Redacted: Company contact]

When countersigned by each of the parties, the following will constitute a binding agreement, subject at all times to the terms and conditions hereof (the "**Agreement**") between Invictus MD Strategies Corp. ("**GENE**"), [redacted] (the "**Company**") and all of the holders of common shares and Class A preferred shares of the Company (the "**Shareholders**") setting out the terms of an exclusive option pursuant to which GENE, or a wholly owned subsidiary of GENE (the "**Nominee**") if directed by GENE, may purchase 100% of the issued and outstanding securities of the Company. [Redacted: Company name]

1. **100% Option**

The Shareholders hereby grant to GENE the sole and exclusive option (the "**Option**") to purchase from the Shareholders all of the issued and fully diluted securities of the Company (the "**Securities**"), which has properties located at [redacted] (the [redacted] **Facility**") which is a rented facility pursuant to the Lease and Put-Call Agreement (defined below) and (b) [redacted] (the [redacted] **Facility**" and together with the [redacted] Facility, the "**Properties**"). [Redacted: information regarding Company facilities]

The Option may be exercised by GENE by delivering a notice of exercise (the "**Option Exercise Notice**") to the Shareholders and the Company on or before the date (the "**Exercise Date**") that is 30 days after the Company has notified GENE that it has obtained its license to cultivate marijuana under the Access to Cannabis for Medical Purposes Regulations ("**ACMPR**") based on the current ACMPR application on the [redacted] Facility. Closing ("**Closing**") shall occur on the day (the "**Closing Date**") that is the fifth "Business Day" (being a day that is not a Saturday nor a Sunday nor a banking holiday in British Columbia) after the Exercise Date, unless another date is agreed to by the Shareholders and GENE. If the Closing has not occurred within 2 years of the date of this Agreement, either party may terminate the Option immediately on written notice. [Redacted: name of facility]

The exercise price (the "**Exercise Price**") of the Option is and shall be paid by GENE on the Closing Date as follow:

A) $2,500,000 CAD in readily available funds payable to the Company (less the $100,000 CDN already paid by GENE to the Company, to be distributed as determined by the Company, as a non-refundable option fee pursuant to the letter of intent dated May 14 between [redacted] and [redacted] (collectively, the "**Major Shareholders**"), GENE and the Company) to repay agreed upon debts owed to [redacted] ("[redacted]") and other debts payable by the Company by wire transfer on or prior to the Closing Date; [Redacted: names of Major Shareholders] [Redacted: name of creditor]

B) $10,000,000 CAD in common shares of GENE (each a "**Common Share**"), issued to each security holder of the Company (each, a "**Securityholder**") in proportion to his/her equity shares in the Company as a percentage of the total number of equity shares outstanding in the Company (the "**Proportionate Share**") on the date (the "**Issue Date**") that is within 10 business days after the Exercise Date, valued at a price per Common Share being the greater of: (a) $1.65 CAD per Common Share; and (b) the 10 day Volume Weighted Average Price ("**VWAP**") of the Common Shares on the TSX Venture Exchange (the "**Exchange**") immediately prior to the Issue Date with the following release schedule:

   i. 25% of the Common Shares on the Issue Date; and

   ii. 25% of the Common Shares every 4 months thereafter.

C) an investment in the amount of $10,000,000 CAD (the "**Investment**") in cash to the Company for the expansion of the [redacted] Facility and working capital purposes. The Investment will be in the form of commitment from GENE and will be paid into the Company over time as the Company requires the funding for expansion and working capital purposes. [Redacted: name of facility]

D) $7,000,000 CAD in Common Shares, issued to each Securityholder as to his/her Proportionate Share on the date that is within 10 business days after the [redacted] Facility has received its cultivation license under the ACMPR (the [redacted] **License Date**"), valued at the 10 trading days VWAP of the Common Shares on the Exchange immediately prior to the [redacted] License Date. [Redacted: name of facility] [Redacted: name of facility contained in License Date term]

E) If the Proportionate Share of a Securityholder results in a fractional Common Share required to be issued, each fraction of 0.5 or greater will be rounded up to the next whole number and each fraction of 0.49 will be rounded down to the next whole number of Common Shares.

All parties to this Agreement acknowledge and agree that as compensation for certain advisory services provided by [redacted] ("[redacted]") to the Company, [redacted] will receive 10% of all consideration issuable and/or payable by GENE to the Shareholders as set forth in paragraphs (A), (B) and (D) above, such consideration to be paid [Redacted: name of company providing advisory services]

directly by GENE to [redacted] on the same dates GENE delivers such consideration to the Company and/or its shareholders. [Redacted: name of company providing advisory services]

2. **Common Shares**

The issuance of the Common Shares hereunder shall be exempt from the prospectus and registration requirements under applicable securities laws. The Shareholders will execute and deliver to GENE all documents and assurances as GENE may reasonably request for the purpose of confirming the availability of such exemptions. The Common Shares will be subject to resale restrictions imposed by applicable securities laws and any applicable stock exchange rules.

If prior to the Closing Date, GENE undergoes any corporate structural change such as a stock split, or conducts a stock dividend or similar transaction, the price of $1.65 per Common Share will be adjusted such that the minimum value of the Common Shares will be the same as it would have been if such transaction or change had not taken place.

3. **Covenants**

A) From the date of this Agreement, until the earlier of the termination of this Agreement or the Exercise Date, the Company shall not issue or agree to issue any shares in the capital of the Company to any party unless GENE provides prior written consent, such consent not to be unreasonably withheld. For greater certainty, the Company may require additional working capital and the Company and GENE acknowledge that the Purchase Price does not change as a result of the issuance of additional equity in the Company.

B) Prior to the Closing Date, the Major Shareholders and the Company shall terminate the existing shareholders' agreement dated June 15, 2017 (the "**Shareholders' Agreement**") among the Company and the Major Shareholders and waive any and all terms of the Shareholders' Agreement required to consummate the transactions contemplated by this Agreement. In connection with the termination of the Shareholders' Agreement, at Closing each of the Major Shareholders shall deliver a release of all obligations pursuant to the Shareholders' Agreement in favour of the Company and GENE and any of their shareholders.

C) Upon payment of the $2,500,000 indicated in section 1A), [redacted] and the Company shall terminate the existing loan agreement dated June 8, 2017 (the "**Loan Agreement**") among [redacted] and at Closing the Company and [redacted] shall deliver a release of all obligations pursuant to the Loan Agreement in favour of the Company and GENE. In connection with the termination of the Loan Agreement, [redacted] shall undertake all actions and make all filings required to remove any security or mortgage pursuant to the Loan Agreement against the Properties, the Company, GENE, and any of the Company's security holders, as applicable. [Redacted: name of creditor]

D) Upon and after Closing, other than the Loan Agreement, all material agreements of the Company which have been previously approved by GENE, plus the lease of the [redacted]

[Redacted: name of facility]

Facility pursuant to a lease agreement between the Company and [redacted] dated for reference July 1, 2017 (the "**Lease and Put-Call Agreement**") and the Management Agreement between the Company and [redacted] dated for reference June 15, 2017 (the "**Management Agreement**"), will remain in full force and effect and will continue to be carried out by the Company in good faith. Additionally, all budgets for operations and construction expenses of at least C$50,000 as previously approved by the Company must be approved in writing by GENE prior to Closing in order for such budgets to continue to govern the Company's expenditures for the time period as set out in such budget. [Redacted: name of other party to lease agreement]

E) The Lease and Put-Call Agreement will on Closing be amended such that: (i) upon the Landlord exercising the Put Option (as defined in the Lease and Put-Call Agreement) under section 22.1 of the Lease and Put-Call Agreement, closing of the purchase by the Company of the [redacted] Facility will close one year from the date the ACMPR Condition (as defined in the Lease and Put-Call Agreement) is met, and; (ii) section 22.13 (Sole Remedy) of the Lease and Put-Call Agreement is deleted. [Redacted: name of facility]

4. **Action During Interim Period.**

A) During the period between the date of this Agreement and the termination of this Agreement or the Closing Date, whichever is sooner (the "**Interim Period**"), the Major Shareholders shall cause the Company to operate its business in the ordinary course of business in compliance with applicable laws.

B) During the Interim Period, the Shareholders shall not, and shall ensure that the Company does not, take any action that would interfere with the completion of the transactions contemplated by this Agreement or cause any representation, warranty in this Agreement to be untrue or inaccurate.

C) During the Interim Period, the Shareholders shall not take any action, directly or indirectly, to encourage, initiate or engage in discussions or negotiations with, or provide any information to any person, other than GENE, concerning any sale, merger, sale of assets or similar transaction involving the Company.

5. **Notice of Certain Matters and Updates to Information.**

During the Interim Period, the parties shall promptly upon becoming aware, give written notice to the other party of: (a) the occurrence of any event that causes any representation and warranty of the party contained in this Agreement to be untrue or inaccurate, and (b) any failure of the party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this section shall not limit or otherwise affect any remedies available to the parties.

6. **Exercise Arrangements**

The Closing shall take place at the time and place specified by GENE in the Option Exercise Notice, acting reasonably.

7. **Closing**

At Closing, the Shareholders shall sell, assign, transfer and deliver the applicable Securities to GENE or its Nominee free and clear of any lien, charge, pledge, mortgage, security interest, adverse claim or other encumbrance or any agreement to create any of the foregoing, and GENE shall purchase the Securities from the Shareholders for the purchase price set forth in this Agreement.

Each of the Shareholders will execute and deliver to GENE at the Closing: (i) the certificates representing the Securities to be transferred by such person on the Closing Date duly completed for transfer or accompanied by a stock transfer power; (ii) a bring-down certificate dated as of the date of Closing for each of the Shareholders and the Company; and (iv) such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as GENE may reasonably request.

8. **Representations and Warranties of the Shareholders**

The Shareholders jointly and severally represent and warrant to GENE as follows:

A) *Authorization and Enforceability.* This Agreement constitutes the valid and binding obligation of each of the Shareholders individually and is enforceable against the Shareholders in accordance with its terms.

B) *Ownership of Securities.* The Shareholders are the registered and beneficial holders of the Securities with good and marketable title thereto, free and clear of all encumbrances and claims of any other person.

C) *Residency.* The Shareholders are not a non-resident of Canada for the purposes of the Income Tax Act, except [redacted] and [redacted] which are non-residents.
[Redacted: name of creditor and Major Shareholder]

9. **Representations and Warranties of the Company and the Major Shareholders**

The Company and the Major Shareholders jointly and severally represent and warrant to GENE as follows:

A) *Capitalization; Issuance of Shares.* The authorized capital stock of the Company consists of an unlimited number of common shares (the "[redacted] Shares") and the issued and outstanding share capital of the Company is [redacted] common shares and [redacted] Class A Preferred Shares. The Shareholders are the only shareholders of the Company. There are no restrictions of any kind on the transfer of the Securities except those set out in the articles of incorporation of the Company and the Shareholders' Agreement. The [redacted] Shares have been validly issued as fully paid shares in compliance with applicable laws. [Redacted: name of Company] [Redacted: Company shares issued and outstanding]

B) *Organization and Operation of the Company.* The Company is incorporated, organized and subsisting under the laws of British Columbia. There are no rights, subscriptions, warrants, options, conversion rights, calls, commitments or plans or agreements of any kind outstanding which would enable any person to purchase or otherwise acquire any shares or other securities of the Company. The Company does not have a direct or indirect equity interest in any other person. The Company has conducted and is conducting its affairs in compliance with all applicable laws in all material respects and have maintained their financial and other records in accordance with sound business practices. The completion of the transactions contemplated by this Agreement shall not breach any applicable laws or the articles of the Company or have any adverse effect on the Company's rights under any licence, lease or other contract.

C) *Qualification to do Business.* The Company is registered, licensed or otherwise qualified to do business under the laws of British Columbia, being the only jurisdiction in which the location of the properties and assets owned by the Company or the nature of their individual businesses requires registration, licensing or other qualifications. The Company has all the necessary corporate power, authority, and capacity to carry on their business and to own or lease and operate its property and assets as now carried on and owned or leased and operated.

D) *Corporate Records.* The minute books, share certificate book, register of shareholders, register of transfers and register of directors and officers of the Company have been maintained in accordance with applicable law and are complete and accurate in all material respects.

E) *Tax Returns.* True and complete copies of tax returns prepared in accordance with applicable law for the Company will be provided to GENE.

F) *Indebtedness.* The Company does not have any outstanding indebtedness or liabilities except as disclosed in its financial statements and under the Loan Agreement or the Management Agreement, or otherwise incurred in the ordinary course of business, nor is the Company a party to or bound by any surety, guarantee, indemnification or assumption agreement or any other similar commitment with respect to the obligations, liabilities or indebtedness of any other person.

G) *Litigation.* There are no actions, suits or other legal proceedings currently pending or, to the knowledge of the Company or the Major Shareholders, threatened against the Company. Neither the Company nor its assets or properties are subject to any outstanding judgment, order, writ, injunction or decree.

H) *Real Property.* The municipal address and a registrable legal description of the [redacted] Facility is [redacted] and the municipal address and a registrable legal description of the [redacted] Facility is [redacted]. The Company has good and marketable freehold title to the Properties free and clear of all encumbrances. The Properties and the current use of it comply with

[Redacted: details regarding Company's facilities]

applicable law. No notice of violation of any applicable law or of any covenant, restriction or easement affecting the Properties or any part of it or with respect to the use or occupancy of the Properties or any part of it has been given by any governmental authority having jurisdiction over the Properties or by any other person entitled to enforce the same.

I) *License.* The Company has completed a pre-approval inspection as such inspection is described under Subdivision B in the ACMPR and expects to be registered or otherwise authorized to cultivate dried marijuana, fresh marijuana, or stating materials to eligible persons under the ACMPR.

J) *License Documents.* All records, documents and correspondence between the Shareholders, the Company or any of their affiliates and Health Canada or any other entity related to the licensing process under the ACMPR has been provided to GENE.

10. **Representations and Warranties of GENE**

A) *Incorporation and Corporate Power.* GENE is a company incorporated, organized and subsisting under the laws of the jurisdiction of British Columbia. GENE has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments.

B) *Authorization and Enforceability.* The execution and delivery of this Agreement and all other agreements and instruments to be executed and delivered hereunder have been duly authorized by all necessary corporate action on the part of GENE. This Agreement constitutes the valid and binding obligation of GENE enforceable against GENE in accordance with its terms.

C) *No Restrictions.* GENE is not subject to, or a party to, any charter or article restriction, any law, any claim, any shareholders' agreement voting trust, contract or instrument, any encumbrance or any other restriction of any kind or character which would prevent the consummation of the transactions contemplated by this Agreement or compliance with the terms, conditions and provisions of this Agreement and the ancillary documents relating hereto.

D) *Regulatory Approval.* No approval, authorization, consent or order of, and no filing, registration or recording with, any governmental authority is required of GENE to permit the execution and delivery or with the performance by GENE of this Agreement other than (i) such as have been obtained, or (ii) such as may be required under applicable securities laws and the policies of the Exchange and will be obtained prior to the issuance of the Common Shares.

E) *Regulatory Filings and Disclosure.* GENE has filed all required filings as a reporting issuer under the requirements of the British Columbia Securities Commission, all its SEDAR filings have been substantially complete and accurate as of the date of such filings, and GENE is in

substantial compliance with the rules and policies of the stock exchange on which its Common Shares are listed for trading. The Common Shares issued to the Securityholders will be listed and posted for trading on the date of their issuance as fully paid and non-assessable share capital.

11. **Access to Information**

GENE and its attorneys, accountants, and other advisors and personnel, will have full access during normal business hours to all employees, consultants, books, accounts, records, tax returns, material contracts and other information, data, documents and materials of the Company, provided, however, that such access will not materially interfere with the normal business operations of the Company.

12. **Use and Confidentiality.** The terms and conditions of this Agreement and the information, data, documents and materials to which GENE and its attorneys, accountants, and other advisors and personnel/or their respective representatives are given access as set forth above are to be kept confidential, except disclosure that is required to be made to a regulatory authority or stock exchange or is made by GENE to any potential investor or financier that has first agreed in writing to protect the confidential nature of the disclosed information and provided that GENE will be permitted to press release the terms of this Agreement. Subject to the need to comply with applicable regulatory policies, all public announcements pertaining to this Agreement will be subject to review and reasonable input of all parties before public disclosure.

13. **Notices.** Any notice or waiver or other document required or permitted to be given hereunder shall be in writing and may be given by delivering the same to the Shareholders or the Company at the physical or email address for the Company on the first page hereof (in the case of the Shareholders, c/o the Company) or to GENE at the physical or email address for GENE on the first page hereof. Any notice, waiver, direction or other instrument aforesaid if delivered shall be deemed to have been given on the date on which it was delivered. GENE, the Company or the Shareholders may change its or their address for service from time to time by notice given in accordance with the foregoing.

14. **Costs and Expenses.** Each party will bear its own expenses in connection with this Agreement, including, without limitation, the costs and expenses of all attorneys, accountants, brokers, investment bankers, agents and finders employed by such party. The parties will indemnify each other against any claims, costs, losses, expenses or liabilities arising from any claim for remuneration, commissions, finder's fees or other compensation or re-imbursement in connection with the transactions contemplated herein which may be asserted by any person based on any agreement or arrangement for payment by the other party.

15. **Choice of Law.** This Agreement shall be construed in accordance with the laws of the Province of British Columbia and the parties agree to attorn to the non-exclusive venue and jurisdiction of the courts of the British Columbia in respect of all disputes arising hereunder.

16. **Independent Legal Advice.** The Shareholders acknowledge that Clark Wilson LLP acts as legal counsel to the Company and DuMoulin Black LLP acts as legal counsel to GENE only and not as legal counsel for any Shareholder. Each Shareholder is advised to seek independent legal counsel prior to execution of this Agreement.

17. **Execution in Counterpart.** The parties may execute this Agreement in two or more counterparts, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the date given above.

18. **Survival.** All provisions of this Agreement and of any other agreement, certificate or instrument delivered pursuant to this Agreement shall not merge on the Closing Date or the Closing but shall survive the execution, delivery and performance of this Agreement, the Closing and the execution and delivery of any transfer documents or other documents of title to the Securities and all other agreements, certificates and instruments delivered pursuant to this Agreement and the payment of the Exercise Price.

19. **Entire Agreement.** This Agreement and the agreements and documents to be entered into or delivered pursuant hereto constitute the entire agreement between the parties hereto with respect to the transactions provided for herein. There are no oral agreements or understandings between the parties hereto not reflected in this Agreement. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto. This Agreement supersedes all other agreements between the parties hereto.

[Remainder of page intentionally left blank]

If the foregoing accurately sets forth your understanding, please date, sign and return the enclosed copy of this Agreement to the undersigned.

Yours very truly,

INVICTUS MD STRATEGIES CORP.

Per: [Redacted: signature]
[redacted] [Redacted: signatory]

ACCEPTED and AGREED to this 17 day of June, 2018.

[redacted]
[Redacted: confidential name]

Per: [Redacted: signature]
Authorized Signatory

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

Per: [Redacted: signature]
Authorized Signatory

[redacted]
[Redacted: confidential name]

Per: [Redacted: signature]
Authorized Signatory

[redacted] [Redacted: confidential name]

Per: [Redacted: signature]
Authorized Signatory

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted]
[Redacted: confidential name]

Per: [Redacted: signature]
Authorized Signatory

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

Per: [Redacted: signature]
Authorized Signatory

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

By: [Redacted: signature]

[redacted] [Redacted: confidential name]

Per: [Redacted: signature]
Authorized Signatory

[redacted] [Redacted: confidential name]

Per: [Redacted: signature]
Authorized Signatory